KAYE SCHOLER LLP
Memorandum

To:	Daniel Zimmerman, Esq.

From:	Lynn Toby Fisher

Date:	November 28, 2005

Subject:	Emergency Medical Services Corporation
Emergency Medical Services L.P.
Amendment No. 4 to Registration Statement on Form S-1
(File No. 333-127115)
     As we discussed on Wednesday, November 23, 2005, we attach copies of changed pages that will be included in Amendment No. 4, in response to the Staff’s comments contained in Mr. Fay’s letter dated November 23, 2005.
     For your convenience in reviewing these pages, the following sets forth the number of the Staff’s comments, and the number of the page or pages of the accompanying text that is responsive to the Staff’s request:

Comment Number	Prospectus Page

1	not applicable
2	see below
3	page 1 (“Company Overview”)
4	page 4
5	pages 9 and 10
6	page 121
7	pages 28, 29 and 30 of IPO prospectus; pages 6, 7 and 8 of “Exchange prospectus”
8	pages 5, 29, 30 and pages 120 and 121 of IPO prospectus; pages 6, 7 and 8 of the “Exchange prospectus”.
9	page 29, including footnote 2 to the diagram
10	pages 28 and 31
11	pages 129 through 133, new section captioned “Limited Partnership Agreement of Emergency Medical Services L.P.”
12	page 131, under the caption “Distributions”
13	page 130, under the caption “Conflicts of Interest and Fiduciary Duties”
14	pages 117 and 119
15	page 136 (which now includes all of the relevant text of the agreement)
16	page F-74 and F-75
     Our response to comment 2 will follow under separate cover.

SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. This summary is qualified in its entirety by the more detailed information and the combined and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding whether to invest in our common stock.
Company Overview
      Emergency Medical Services Corporation is a leading provider of emergency medical services in the United States. We operate our business and market our services under the AMR and EmCare brands. AMR is the leading provider of ambulance services in the United States, based on net revenue and number of transports. EmCare is the leading provider of outsourced emergency department staffing and related management services in the United States, based on number of contracts with hospitals and affiliated physician groups. Approximately 86% of our fiscal 2004 net revenue was generated under exclusive contracts. For the fiscal year ended August 31, 2004, we generated net revenue of $1.6 billion, of which AMR and EmCare represented approximately 66% and 34%, respectively, and net income of $37.3 million.
      AMR. Over its 50 years of operating history, AMR has developed the largest network of ambulance services in the United States. AMR has an 8% share of the total ambulance services market and a 21% share of the private provider ambulance market, with net revenue approximately twice that of our only national competitor. During fiscal 2004, AMR treated and transported approximately 3.7 million patients in 34 states. AMR has approximately 2,855 contracts with communities, government agencies, healthcare providers and insurers to provide ambulance transport services. For fiscal 2004, approximately 57% of AMR’s net revenue was generated from emergency 911 ambulance services, 32% from non-emergency ambulance services and the balance generated from the provision of training, dispatch centers and other services to communities and public safety agencies.
      EmCare. Over its 33 years of operating history, EmCare has become the largest provider of outsourced emergency department staffing and related management services to healthcare facilities. EmCare has a 6% share of the total emergency department services market and a 9% share of the outsourced emergency department services market, and has 32% more emergency department staffing contracts than our principal national competitor. In addition, EmCare has become one of the leading providers of hospitalist services, the staffing of physicians that specialize in the care of acutely ill patients in an inpatient setting. During fiscal 2004, EmCare had approximately 5.3 million patient visits in 38 states. We contract with our hospital customers and our healthcare professionals directly and through our affiliated physician groups and managed companies. Through its 4,500 affiliated physicians and 333 exclusive contracts with hospitals and independent physician groups, EmCare provides emergency department, hospitalist and radiology staffing, management and other administrative services.
      We are issuing our class A common stock in this offering. After completion of this offering, we will have no material assets other than direct ownership of approximately 22.1% of the equity interest in Emergency Medical Services L.P., or EMS L.P., the Delaware limited partnership that holds all of the capital stock of AMR and EmCare. Onex Corporation and its affiliates will hold the remaining 77.9% of our equity through their ownership of LP exchangeable units in EMS L.P. The Onex entities will control 97.7% of our voting power through our class B special voting stock. Our only source of cash flow is distributions from EMS L.P. pursuant to the partnership agreement.
Emergency Medical Services Industry
      We operate in the ambulance and emergency department services markets, two large and growing segments of the emergency medical services market. Most communities are required by law to provide emergency ambulance services and most hospitals are required to provide emergency department services. Approximately 43% of all hospital admissions originated from the emergency department in 2003, and a substantial portion of patients enter the hospital by way of ambulance transport. We believe that growth in our emergency medical services markets will continue due to increased outsourcing for these services driven by increased outpatient services and emergency department visits, coupled with the need for enhanced

      In exchange for an annual management fee of $1.0 million, an affiliate of Onex Corporation provides us with corporate finance and strategic planning consulting services. Our management agreement has an initial term ending February 10, 2010, subject to automatic one-year renewals unless terminated by either party by notice given at least 90 days prior to the scheduled expiration date. The annual fee may be increased to up to $2.0 million upon approval of majority of the members of each of AMR’s and EmCare’s board of directors who are not affiliated with Onex. We have no other arrangements by which Onex affiliates will receive payments or compensation from us other than on an equivalent basis to class A stockholders. See “Certain Relationships and Related Party Transactions — Management Fee Agreement with Onex Partners Manager LP”.
Risk Factors
      Investing in our class A common stock involves risks. You should refer to the section entitled “Risk Factors” for a discussion of certain risks you should consider before deciding whether to invest in our class A common stock.
Executive Offices
      Our principal executive offices are located at 6200 S. Syracuse Way, Suite 200, Greenwood Village, Colorado 80111 and our telephone number at that address is (303) 495-1200. Our website address is www.emsc.net. The website addresses for our business segments are www.amr.net and www.emcare.com. Information contained on these websites is not part of this prospectus and is not incorporated in this prospectus by reference.

The Offering

Class A common stock offered by us	7,800,000 shares

Over-allotment shares of class A common stock offered by the selling stockholders	1,170,000 shares

Class A common stock outstanding after this offering	8,948,325 shares

Use of proceeds	We intend to use $100.0 million of the net proceeds from this offering to repay debt outstanding under our senior secured credit facility, and the balance for general corporate purposes. See “Use of Proceeds.” Certain of the underwriters of this offering or their affiliates are lenders under our senior secured credit facility and, in that capacity, will receive a portion of the net proceeds of this offering.

Proposed NYSE symbol	“EMS”

The number of shares of class A common stock being offered in this offering represents 18.9% of our common stock outstanding and 2.3% of our combined voting power. The number of shares of our common stock to be outstanding after this offering excludes the 32,107,500 shares of class B common stock issuable on exchange of the LP exchangeable units and the 3,509,219 shares of class A common stock issuable upon the exercise of options.

Following this offering, we will have the following securities outstanding:

•	8,948,325 shares of class A common stock,

•	142,545 shares of class B common stock,

•	one share of class B special voting stock, and

•	32,107,500 LP exchangeable units of EMS L.P.

At any time at the option of the holder:

•	each LP exchangeable unit is exchangeable into one share of class B common stock, and

•	each share of class B common stock is convertible into one share of class A common stock.

Our securities are entitled to vote on all matters subject to a vote of holders of common stock as follows:

•	class A common stock is entitled to one vote per share,

•	class B common stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances), and

•	one share of class B special voting stock, held for the benefit of the holders of LP exchangeable units, is entitled to a number of votes equal to the number of votes that could be cast if all the then outstanding LP exchangeable units were exchanged for class B common stock.
      The holders of the LP exchangeable units may therefore exercise voting rights with respect to Emergency Medical Services as though they held the same number of shares of our class B common stock.

Except as otherwise indicated, all of the information presented in this prospectus assumes the following:

•	our formation as a holding company named Emergency Medical Services Corporation, as described under “Formation of Holding Company”,

•	the anticipated 1.5-for-1 stock split based upon an assumed initial public offering price of $16.00 per share, which is the mid-point of the range set forth in the cover page of this prospectus, and

•	no exercise of the underwriters’ over-allotment option.

RISK FACTORS
      An investment in our class A common stock involves a high degree of risk. You should carefully consider the factors described below in addition to the other information set forth in this prospectus before deciding whether to make an investment in our class A common stock. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risk Factors Related to our Capital Structure
The interests of our controlling stockholders may conflict with your interests.
      Following this offering, Onex Partners LP and other entities affiliated with Onex Corporation, which we refer to together as the Onex entities, will own all of our outstanding LP exchangeable units, which are exchangeable at any time, at the option of the holder, for our class B common stock. Our class A common stock has one vote per share, while our class B common stock has ten votes per share (reducing to one vote per share under certain limited circumstances), on all matters to be voted on by our stockholders. Prior to the exchange for class B common stock, the holders of the LP exchangeable units will be able to exercise the same voting rights with respect to Emergency Medical Services as they would have after the exchange through a share of class B special voting stock. As a result, after this offering, the Onex entities will control 96.7% of our combined voting power. Accordingly, the Onex entities will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors and approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers and the sale of all or substantially all of our assets. The Onex entities could cause corporate actions to be taken even if the interests of these entities conflict with the interests of our other stockholders. This concentration of voting power could have the effect of deterring or preventing a change in control of Emergency Medical Services that might otherwise be beneficial to our stockholders. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation. See “Principal and Selling Stockholders”, “Description of Capital Stock” and “Limited Partnership Agreement of Emergency Medical Services L.P.”
Onex has the voting power to elect our entire board of directors and to remove any director or our entire board without cause.
      Although our current board includes “independent directors”, so long as the Onex entities control more than 50% of our combined voting power we are exempt from the NYSE rule that requires that a board be comprised of a majority of “independent directors”. Onex may have a controlling influence over our board, as Onex has sufficient voting power to elect the entire board, and our certificate of incorporation permits stockholders to remove directors at any time with or without cause.
As a holding company, our only material asset is our equity interest in EMS L.P. and our only source of revenue is distributions from EMS L.P. Because the Onex entities have the voting power to control our board of directors, they could influence us, as the general partner of EMS L.P., to take action at the level of EMS L.P. that would benefit the Onex entities and conflict with the interests of our class A stockholders.
      We are a holding company, and we will have no material assets other than our direct ownership of an approximately 22% equity interest in EMS L.P. EMS L.P. will also be our only source of cash flow from operations. The Onex entities hold their equity interest in us through LP exchangeable units of EMS L.P. As our controlling stockholder, Onex could limit distributions to us from EMS L.P., and could cause us to amend the EMS L.P. partnership agreement in a manner that would be beneficial to the Onex entities, as limited partners of EMS L.P., and detrimental to our class A stockholders.
      Any decrease in our distributions from EMS L.P. would have a negative effect on our cash flow. In order to minimize this conflict, the EMS L.P. partnership agreement requires that the partnership reimburse us for all of our expenses, including all employee costs and the expenses we incur as a public company, and provides further that no distributions may be made to the Onex entities, as the holders of LP exchangeable units, unless we make pay an economically equivalent dividend to all holders of our common stock.
      The EMS L.P. partnership agreement provides that amendments to that agreement may only be proposed and authorized by us, as the general partner. The Onex entities could seek to influence our board’s action with respect to any amendment and we, as the general partner of EMS L.P., owe a fiduciary duty to the limited partners of the partnership. Our board also owes a fiduciary duty to our common stockholders. Because of the inherent conflict of interest we face between our fiduciary duty to our stockholders, including our class A stockholders, and the Onex entities, as limited partners in EMS L.P., the EMS L.P. partnership agreement provides that, if there is any conflict between the interests of the limited partners and our common stockholders, our board may, in the exercise of its business judgment, cause us to act in the best interests of our stockholders.
We are party to a management agreement with an affiliate of Onex which permits us to increase substantially the fee we pay to that affiliate.
      The management agreement between our subsidiaries, AMR and EmCare, and an Onex affiliate provides that the annual fee may be increased from $1.0 million to $2.0 million, which amount represents a significant percentage of our net income. Such an increase would be detrimental to the interests of our class A stockholders if the fee were disproportionate to the benefit we derive from the services the Onex affiliate performs. In order to minimize this potential conflict of interest, the agreement requires that any increase in the fee be approved by a majority of the members of the boards of AMR and EmCare who are not affiliated with Onex. As long as the Onex entities control more than 50% of our combined voting power, they may be able to exercise a controlling influence over the election of the boards of AMR and EmCare. See “Certain Relationships and Related Party Transactions — Management Fee Agreement with Onex Partners Manager LP.”
Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.
      We have a substantial amount of debt. At September 30, 2005, we had total debt of $608.6 million, including $348.3 million of borrowings under the term loan portion of our senior secured credit facility, $250.0 million of our senior subordinated notes, $5.0 million of borrowings under our revolving credit facility and $4.4 million of capital lease obligations, and we had $27.3 million of letters of credit outstanding. In addition, subject to restrictions in the indenture governing our notes and the credit agreement governing our senior secured credit facility, we may incur additional debt.
      Our substantial debt could have important consequences to you, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt,

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired,

•	we must use a significant portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes,

•	we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited,

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, and

•	our ability to borrow additional funds or to refinance debt may be limited.
      Furthermore, all of our debt under our senior secured credit facility bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

•	we will issue one share of class B special voting stock to Onex Corporation as trustee to hold for the benefit of the holders of the LP exchangeable units.
      We have structured our reorganization in this manner to ensure that our initial public offering will not result in a taxable event for any of our equity holders. We are registering under the Securities Act the class A common stock we are issuing in our reorganization to holders of class B units of EMS L.P. Accordingly, these shares will be freely transferable under the Securities Act for holders who are not our affiliates. See “Shares Eligible for Future Sale”.
      The partnership interests of EMS L.P. we will acquire with the net proceeds of this offering will be approximately 18.9% of the total number of partnership units. This is the same percentage as our class A common stock we are selling in this offering bears to our total outstanding common stock, giving effect to the exchange of all of the LP exchangeable units for class B common stock. See “Description of Capital Stock — Overview”.

      Immediately prior to this offering, our structure and ownership is as follows:

*	The stock of AMR and EmCare is held through 100% wholly-owned subsidiaries.

      Upon completion of this offering, our structure and ownership will be as follows:

*	The stock of AMR and EmCare is held through 100% wholly-owned subsidiaries.

**	The Onex entities will hold 30 shares of class B common stock and will have the benefit of one share of class B special voting stock.

***	Holders have consent rights under certain limited circumstances with respect to changes in the rights attributable to LP exchangeable units. See “Limited Partnership Agreement of Emergency Medical Services L.P. — Limited Consent Right.”
      Following this offering, we will have the following securities outstanding:

•	8,948,325 shares of class A common stock,

•	142,545 shares of class B common stock,

•	one share of class B special voting stock, and

•	32,107,500 LP exchangeable units of EMS L.P.

      At any time at the option of the holder:

•	each LP exchangeable unit is exchangeable into one share of class B common stock, and

•	each share of class B common stock is convertible into one share of class A common stock.
      Our securities are entitled to vote on all matters subject to a vote of holders of common stock, voting together as a single class, as follows:

•	class A common stock is entitled to one vote per share,

•	class B common stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances), and

•	one share of class B special voting stock, held for the benefit of the holders of LP exchangeable units, is entitled to a number of votes equal to the number of votes that could be cast if all the then outstanding LP exchangeable units were exchanged for class B common stock.
The holders of the LP exchangeable units may therefore exercise voting rights with respect to Emergency Medical Services as though they held the same number of shares of our class B common stock.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of 7,800,000 shares of class A common stock in this offering will be approximately $111.6 million, based on an assumed initial public offering price of $16.00 per share, the midpoint of the range on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders if the underwriters exercise their over-allotment option.
      We intend to use the net proceeds to purchase partnership interests in our subsidiary, Emergency Medical Services L.P. In turn, the partnership intends to use the net proceeds:

•	to repay $100.0 million of the $350.0 million outstanding under the term loan portion of our senior secured credit facility, and

•	the balance for working capital, capital expenditures and other general corporate purposes.
      On February 10, 2005, we entered into a $450.0 million senior secured credit agreement, comprised of a $100.0 million revolving credit facility and a $350.0 million term loan. We borrowed the full amount of the term loan and $20.2 million under the revolving credit facility to fund our acquisition of AMR and EmCare, including the payment of related fees and expenses, and we have used balances outstanding from time to time under the revolving credit facility for working capital purposes. As of September 30, 2005, we had $5.0 million of borrowings outstanding under the revolving credit facility and we had approximately $67.7 million of availability under that facility, net of outstanding letters of credit of $27.3 million. Commitments under our revolving credit facility terminate on February 10, 2010. We intend to repay $100.0 million of the term loan with the proceeds of this offering. The term loan and the revolving credit facility bear interest at variable rates (5.98% at September 30, 2005). The revolving credit facility matures on February 10, 2011 and the term loan matures on February 10, 2012. Certain of the underwriters of this offering or their affiliates are lenders under our senior secured credit facility and, in that capacity, will receive a portion of the net proceeds of this offering.
      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Facilities” for additional information regarding our outstanding debt.
      See “Formation of Holding Company” for a description of how we determined the percentage of equity interest in EMS L.P. we will purchase with the net proceeds of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table shows information with respect to the beneficial ownership of our common stock as of November      , 2005, giving effect to our reorganization as a holding company, including the exchange of limited partnership units for class A common stock and class B common stock, the assumed exchange of LP exchangeable units for our class B common stock, the 1.5-for-1 stock split, and as adjusted to reflect the sale of our class A common stock being offered in this offering, by:

•	each person known by us to own beneficially 5% or more of our class A or class B common stock,

•	each of our directors,

•	each of our named executive officers, and

•	all of our directors and executive officers as a group.
      In addition, up to 1,170,000 LP exchangeable units owned by the Onex entities may be exchanged for shares of our class B common stock, converted into class A common stock and sold if the underwriters exercise their over-allotment option, as set forth in this section. No members of management, and no other stockholder, is selling common stock as a part of this offering.

	Before Offering				After Offering

	Number of	Percentage			Percentage
	Shares	of Class/All		Percentage	of Class/All		Percentage
	Beneficially	Common		of Voting	Common		of Voting
Name of Beneficial Owner	Owned(1)(2)	Stock		Power	Stock		Power

Five Percent Stockholders
Onex Corporation(3)	32,107,523	99.6%/	96.1%		99.6%/	77.9%
	class B			98.9%			96.6%
Onex Partners LP(4)	17,226,723	53.5%/	51.6%		53.6%/	41.8%
	class B			53.1%			51.8%
Onex Partners LLC(5)	11,106,924	34.4%/	33.3%		34.4%/	27.0%
	class B			34.2			33.4%
Onex EMSC Co-Invest LP(6)	2,844,855	8.8%/	8.5%		8.8%/	6.9%
	class B			8.8%			8.6%
Directors and Executive Officers
Robert M. Le Blanc(7)	56,107
	class B	*/	*	*	*/	*	*
Steven B. Epstein(8)	37,500
	class A	3.3%/	*	*	*/	*	*
James T. Kelly(8)	112,500
	class A	9.8%/	*	*	1.3%/	*	*
Michael L. Smith(8)	37,500
	class A	3.3%/	*	*	*/	*	*
William A. Sanger(8)	450,000	39.2%/	1.4%		5.0%/	1.1%
	class A			*			*
Don S. Harvey(8)	75,000
	class A	6.5%/	*	*	*/	*	*
Dighton C. Packard, M.D.(9)	33,750
	class A	2.9%/	*	*	*/	*	*
Randel G. Owen(8)	33,750
	class A	2.9%/	*	*	*/	*	*
Todd G. Zimmerman(8)	18,750
	class A	1.6%/	*	*	*/	*	*
All directors and executive officers as a group (9 persons)	56,107
	class B	*/	*	*	*/	*	*
	798,750	69.6%/	2.4%	*	8.9%/	1.9%	*
	class A

     The following table sets forth information regarding the ownership of shares of our common stock by the selling stockholders, assuming the underwriters’ over-allotment option is exercised in full:

		Shares Beneficially Owned
	Number of	After the Offering
	Shares Offered
	in Over-		Percentage of
	Allotment		Class/All		Percentage of
Name of Beneficial Owner	Option	Number	Common Stock		Voting Power

Onex Partners LP	627,743	16,598,980	53.4%/	40.3%	51.7%
Onex Partners LLC	404,737	10,702,187	34.4%/	26.0%	33.4%
Onex EMSC Co-Invest LP	103,667	2,741,188	8.8%/	6.7%	8.5%
Onex US Principals LP	10,544	278,805	*/	*	*
EMS Executive Investco LLC	23,309	616,340	2.0%/	1.5%	1.9%

*	Represents beneficial ownership of less than 1%.
     We have agreed to pay all the expenses of the selling stockholders in connection with this offering other than underwriting discounts and commissions. In the event the underwriters’ over-allotment option is not exercised in full, the number of shares to be sold by the selling stockholders named above will be reduced proportionately.

DESCRIPTION OF CAPITAL STOCK
      The following description summarizes the material terms of our capital stock and provisions of our restated certificate of incorporation and restated by-laws as they will be in effect upon completion of this offering. This description also summarizes the principal agreements relating to the LP exchangeable units. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated by-laws, the EMS L.P. limited partnership agreement and the voting and exchange trust agreement referred to below, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law, or the DGCL, and the Delaware Revised Uniform Limited Partnership Act. References to our certificate of incorporation and to our by-laws are references to these documents, as restated.
Overview
      At the time of this offering, our authorized capital stock will consist of:

•	100,000,000 shares of class A common stock, par value $0.01 per share,

•	40,000,000 shares of class B common stock, par value $0.01 per share,

•	one share of class B special voting stock, $0.01 par value, and

•	20,000,000 shares of preferred stock, par value $0.01 per share.
      Of the 100,000,000 authorized shares of class A common stock, pursuant to this offering we are offering 7,800,000 shares and, subject to the underwriters’ exercise of their over-allotment option in full, the selling stockholders are offering 1,170,000 shares. On the closing of this offering, if the underwriters’ over-allotment option is not exercised, we and EMS L.P. will have outstanding the following securities:

•	8,948,325 shares of class A common stock, held by our management and persons who purchase shares in this offering;

•	142,545 shares of class B common stock, held by certain former holders of interests in EMS L.P.;

•	one share of class B special voting stock, held by Onex Corporation as trustee for the holders of LP exchangeable units;

•	32,107,500 LP exchangeable units of EMS L.P., exchangeable on a one-for-one basis for shares of class B common stock, held by the Onex entities; and

•	860,570 other partnership units of EMS L.P., including the general partner interest, held by us.
If the underwriters’ over-allotment option is exercised in full, the number of shares of class A common stock outstanding will increase, and the number of LP exchangeable units outstanding will decrease, by 1,170,000.
      We refer to our class A common stock and our class B common stock together as “our common stock.”
      At any time at the option of the holder:

•	each LP exchangeable unit is exchangeable into one share of class B common stock, and

•	each share of class B common stock is convertible into one share of class A common stock.

      Our securities are entitled to vote on all matters subject to a vote of holders of common stock, voting together as a single class, as follows:

•	class A common stock is entitled to one vote per share,

•	class B common stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances), and

•	one share of class B special voting stock, held for the benefit of the holders of LP exchangeable units, is entitled to a number of votes equal to the number of votes that could be cast if all the then outstanding LP exchangeable units were exchanged for class B common stock.
      The holders of LP exchangeable units may therefore exercise voting rights with respect to Emergency Medical Services as though they held the same number of shares of our class B common stock.
Our Controlling Stockholders
      After this offering, the Onex entities will control 96.7% of our combined voting power. Accordingly, the Onex entities will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors with or without cause, and approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers and the sale of all or substantially all of our assets. The Onex entities could cause corporate actions to be taken even if the interests of these entities conflict with the interests of our other stockholders. This concentration of voting power could have the effect of deterring or preventing a change in control of Emergency Medical Services that might otherwise be beneficial to our stockholders. The Onex entities will hold their equity interest in us through their ownership of LP exchangeable units. Although the Onex entities cannot directly vote to amend the EMS L.P. partnership agreement or their distributions from the partnership, they could influence the amendment of that agreement through their indirect control of us, as the general partner of the partnership.
Common Stock
      The class A common stock and the class B common stock will be identical in all respects, except with respect to voting and except that each share of class B common stock is convertible into one share of class A common stock at the option of the holder. All of our existing common stock is, and the shares of class A common stock being offered by us and the selling stockholders, if any, in this offering will be, upon payment therefor, validly issued, fully paid and non-assessable.
      Voting Rights. Generally, on all matters on which the holders of common stock are entitled to vote, the holders of the class A common stock, the class B common stock and the class B special voting stock vote together as a single class. On all matters with respect to which the holders of our common stock are entitled to vote, each outstanding share of class A common stock is entitled to one vote, each outstanding share of class B common stock is entitled to ten votes and the one share of class B special voting stock is entitled to a number of votes equal to the number of votes that could be cast if all of the then outstanding LP exchangeable units were exchanged for class B common stock. If the Minimum Hold Condition is no longer satisfied, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The Minimum Hold Condition is satisfied so long as the aggregate of the numbers of outstanding shares of class B common stock and LP exchangeable units is at least 10% of the total number of shares of common stock and LP exchangeable units outstanding.

Class A Common Stock. In addition to the other voting rights or power to which the holders of class A common stock are entitled, holders of class A common stock are entitled to vote as a separate class on approval of (i) any alteration, repeal or amendment of our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class A common stock; and (ii) any merger or consolidation of our company with any other entity if, as a result, shares of class B

LIMITED PARTNERSHIP AGREEMENT OF EMERGENCY MEDICAL SERVICES L.P.
      The following is a summary of the material provisions of the EMS L.P. limited partnership agreement. We summarize the following provisions of the partnership agreement under the caption “Description of Capital Stock — LP Exchangeable Units and Class B Voting Stock”:

•	distributions by the partnership,

•	the right of holders of LP exchangeable units to exchange their units for class B common stock, and

•	the right of holders of LP exchangeable units to exercise essentially the same voting rights with respect to Emergency Medical Services as they would have if they had exchanged their LP exchangeable units for shares of our class B common stock.
Overview
      We will hold substantially all of our assets, including our operating assets, through our approximately 22% direct equity interest in EMS L.P. and EMS L.P.’s indirect ownership of the capital stock of AMR and EmCare. As a result, we will be a holding company and our only source of revenue — and the only source of funding any distributions to our holders of class A common stock — will be our ownership interest in EMS L.P. and distributions from EMS L.P. pursuant to the EMS L.P. partnership agreement. The Onex entities are our controlling stockholders through their 96.6% voting power represented by our class B special voting stock and will also control us, indirectly, as the general partner of EMS L.P. The Onex entities hold their interest in us through their interest in LP exchangeable units, representing approximately a 78% interest in the EMS L.P. partnership.
      As described below, we control the operations of EMS L.P., and there are no general voting rights of the holders of LP exchangeable units. The holders of the LP exchangeable rights will exercise their voting interest and governance rights in us through the one share of class B special voting stock. See “Description of Capital Stock — LP Exchangeable Units and Class B Special Voting Stock”. All of the holders of our common stock will exercise their rights in EMS L.P. through us, as the general partner. Our partnership interests in EMS L.P. and those of the Onex entities (through the LP exchangeable units) are structured so that all of our equity holders hold interests that are economically equivalent and have the voting rights they would hold through ownership of our common stock.
      The partnership agreement grants no rights to the holders of the LP exchangeable units to call meetings of the partnership, to vote upon extraordinary transactions of Emergency Medical Services (such as mergers, consolidations or the sale of substantially all of our assets), to receive appraisal or dissenter’s rights, to remove and replace us as the general partner of the partnership, to compel the dissolution or liquidation of the partnership or to propose or authorize any amendment to the partnership agreement. As described under the caption “— Limited Consent Rights”, the consent of each partner who would be adversely affected is required for us to authorize certain amendments to the partnership agreement or to change the form of our business entity. As a result of these provisions, all of our equity holders, including our class A common stockholders and the Onex entities as the holders of LP exchangeable units, control the EMS L.P. partnership, and any changes to the provisions of the partnership agreement, through their voting rights in our capital stock, including the common stock and the class B special voting stock.
Purpose
      The partnership agreement provides that EMS L.P. may engage in any activities permitted under the applicable Delaware law.
      The partnership agreement does not restrict our business activities and does not require that we conduct all of our business through EMS L.P.

Partnership Interests
      We will hold the general partner interest in EMS L.P. We will also hold limited partner units that represent the same percentage of the partnership as our outstanding common stock bears to our total outstanding common stock, giving effect to the exchange of all of the LP exchangeable units for class B common stock.
      The partnership interests of EMS L.P. represented by LP exchangeable units are intended to be economically equivalent to our class B common stock on a unit-for-share basis, and the partnership interests we purchase in EMS L.P. upon a sale of our common stock are intended to have the economic equivalence of the number of shares of common stock we issue. Accordingly, the partnership interests we purchase in EMS L.P. on the sale of class A common stock in this offering will be equal to the proportion the newly issued common stock has to the total of our outstanding common stock, assuming the exchange of all LP exchangeable units for class B common stock. As a result, we will purchase an 18.9% interest in EMS L.P. with the proceeds of this offering and, upon completion of this offering, we will hold approximately 22% of the equity interests in EMS L.P.
Management
      EMS L.P. is organized as a Delaware limited partnership and will be governed by the terms of the partnership agreement. The partnership agreement provides that we, as sole general partner of the partnership, will have sole and exclusive responsibility for the management of the business and affairs of the partnership. No limited partner may take part in the operation, management or control of the business of the partnership by virtue of being a holder of LP exchangeable units.
Conflicts of Interest and Fiduciary Duties
      We hold all of our operating assets through EMS L.P. and our cash flow from operations is dependent upon our receipt of distributions from the partnership. The Onex entities hold their equity interest in us through LP exchangeable units. Conflicts of interest may arise in the future as a result of our role as general partner of EMS L.P., and the fiduciary duties we owe both to our stockholders and to the holders of LP exchangeable units. We have tried to limit any conflict through the provisions of the partnership agreement.
      We are accountable both to our stockholders and to the LP exchangeable unit holders as a fiduciary. Fiduciary duties owed to our stockholders are prescribed by law. The Delaware law provides that the fiduciary duties we owe to LP exchangeable unit holders may be modified by the partnership agreement.
      The partnership agreement has been structured to provide to LP exchangeable unit holders the economic equivalency of a holder of common stock. To clarify the nature of the fiduciary duty we owe to the limited partners, the partnership agreement provides that our duty to those holders will be construed as if EMS L.P. were a corporation and the unit holders were stockholders of that corporation. The partnership agreement also provides that we will have no liability to EMS L.P. or the limited partners as a result of any errors in judgment or any act or omission so long as we carried out our duties in “good faith”.
      Moreover, fiduciary duties are generally considered to include our obligation to act with loyalty. The duty of loyalty, in the absence of a provision in the partnership agreement providing otherwise, would generally prohibit us, as a general partner of a Delaware limited partnership, from taking any action or engaging in any transaction where a conflict of interest is present. The limited partners of EMS L.P. have agreed that, in the event of any conflict in the fiduciary duties owed by us to our stockholders and by us, as general partner of the partnership, to such limited partners, we may act in the best interests of our stockholders — including the holders of our class A common stock — without violating fiduciary duties to such limited partners or being liable for any resulting breach of our duties to the limited partners. See also “— Exculpation and Indemnification of the General Partner.” We have not modified the fiduciary duty we owe to our stockholders.

Transferability of Interests
      The partnership agreement provides that we may not voluntarily withdraw from the partnership, or transfer or assign our interest in the partnership, except to an affiliate or, in connection with a merger or similar transaction, to a successor.
      The LP exchangeable unit holders may transfer their interests in EMS L.P. to another limited partner, an affiliate or a member of the Initial Investor Group, as defined in our certificate of incorporation. Any transferee must agree to become a party to the partnership agreement as a limited partner.
Additional Contributions
      The partnership agreement provides that, in the event we issue additional shares of capital stock, we will contribute to EMS L.P. as an additional capital contribution any net proceeds from such issuance in exchange for additional partnership interests with preferences and rights corresponding to the capital stock we issue.
      Holders of LP exchangeable units are not obligated to make additional capital contributions.
Distributions
      The partnership agreement sets forth the manner in which distributions will be made. See “Description of Capital Stock — Common Stock — Dividends” and “— LP Exchangeable Units and Class B Special Voting Stock.”
      The distributions and allocations to holders of LP exchangeable units are intended to provide to those holders the economic equivalency of holders of class B common stock. The holders of the LP exchangeable units have the right to receive from the partnership distributions equivalent, on a per share/per unit basis, to the dividends paid to the holders of the class A and class B common stock, and no right to any other distribution or allocation. In order to maintain the economic equivalence of the LP exchangeable units and our common stock, any distributions to us by EMS L.P. (other than as reimbursement of our expenses) must be increased to reflect the assumed amount of the taxes payable by us as a result of our receipt of that distribution.
Limited Partner Exchange Rights
      Pursuant to the partnership agreement, each LP exchangeable unit may be exchanged at any time for one share of class B common stock. See “— LP Exchangeable Units and Class B Special Voting Stock.”
Amendments of the Partnership Agreement
      Amendments to the partnership agreement may be proposed and authorized only by us, as general partner. There is no provision in the partnership agreement for limited partners to propose or authorize any amendment to the partnership agreement, and there is no provision for any meetings of the partners.
Limited Consent Rights
      We may not amend the partnership agreement without the consent of each partner adversely affected if the amendment would:

•	convert a limited partner’s interest into a general partner’s interest,

•	modify the limited liability of a limited partner, or

•	alter the right to receive any distributions, or alter or modify the provisions applicable to the LP exchangeable units.

      In addition, for us to merge or consolidate the partnership or convert it into any other form of business entity, we require the consent of any partner who would be adversely affected.
Rights of Limited Partners
      As described above, the holders of LP exchangeable units have specified distribution and exchange rights, and very limited rights to consent or withhold consent to certain actions. These holders are not permitted to propose an amendment to the partnership agreement, call a meeting of partners or, generally, vote with respect to any amendment to the partnership agreement. In exercising our rights we have, as general partner, a fiduciary duty both to the holders of our common stock and to the limited partners of EMS L.P., including the holders of the LP exchangeable units. The following is a summary of the right of the holders of the LP exchangeable units to authorize the matters specified:

Issuance of additional units	None.
Amendment of partnership agreement	None. Consent of each partner adversely affected required in certain limited circumstances. See “— Limited Consent Rights”.
Merger or sale of assets of Emergency Medical Services	None.
Removal of general partner	None.
Transfer of general partner interest	None.
Dissolution of partnership	None.
Reconstitution of partnership upon dissolution	A majority of outstanding LP exchangeable units.
Exculpation and Indemnification of the General Partner
      The partnership agreement generally provides that we, as general partner, will incur no liability to EMS L.P. or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we carried out our duties in good faith.
      The partnership agreement also provides for our indemnification and indemnification of our directors, officers, employees and agents from any loss, liability, damage, cost or expense incurred by such person in connection with our business or activities or those of EMS L.P., so long as the indemnitee is not guilty of willful misconduct and was acting in good faith within what the indemnitee reasonably believed to be the scope of its authority for a purpose which it reasonably believed to be not opposed to the interests of EMS L.P.
Merger, Sale or Other Disposition of Assets
      The partnership agreement provides that, on a merger of Emergency Medical Services, a disposition of substantially all of our assets or a similar transaction, we will use our reasonable efforts to permit holders of LP exchangeable units to participate in such transaction to the same extent, and on an economically equivalent basis, as the holders of our common stock. The holders of LP exchangeable units have no voting rights with respect to any such extraordinary transactions except through their interest in the class B special voting stock.
Reimbursement of Expenses; Management Agreement with an Affiliate
      The partnership agreement provides that we will not be compensated for our services as general partner of EMS L.P. However, we will be reimbursed for all expenses we incur, including compensation of our employees and the costs and expenses of being a public company. Under these circumstances, no comparable distribution will be made to the limited partners of EMS L.P.

      We are party to a management agreement with an affiliate of Onex Corporation, pursuant to which we pay an annual management fee of $1.0 million. The agreement has an initial term of five years. See “Certain Relationships and Related Party Transactions — Management Agreement.”
Liquidation or Dissolution
      Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of the LP exchangeable units are entitled to receive distributions of assets equivalent to, on a per share/per unit basis, the distributions to the holders of class A and class B common stock, and to no other distribution. We are entitled to receive the balance of the distribution of assets for distribution to our stockholders.
      See “Description of Capital Stock — Common Stock — Right to Receive Liquidation Distributions.”
Tax Matters
      Pursuant to the partnership agreement, we will be the “tax matters partner” of EMS L.P. and, as such, will have authority to make tax elections under the Internal Revenue Code on behalf of the partnership.
Term
      The partnership will continue in full force and effect until December      , 2095 or until sooner dissolved pursuant to the terms of the partnership agreement.

$42.2 million at February 10, 2005 and $35.6 million at September 30, 2005. This collateral is held in a trust fund owned by Laidlaw, and is applied by Laidlaw to cover AMR’s claims and related expenses. We are responsible to Laidlaw for any claims costs in excess of the collateral amount, and any excess collateral will be repaid to us by Laidlaw. This self-insurance program for the period September 1, 2003 to February 10, 2005 can be terminated by either party on 60 days’ written notice. See “Business — American Medical Response — Insurance.”
Management Fee Agreement with Onex Partners Manager LP
      We are party to a management agreement dated February 10, 2005 with Onex Partners Manager LP, or Onex Manager, a wholly-owned subsidiary of Onex Corporation. In exchange for an annual management fee of $1.0 million, Onex Manager provides us with consulting and management advisory services in the field of corporate finance and strategic planning and such other management areas to which the parties agree. The annual fee may be increased, to a maximum of $2.0 million, with the approval of directors of each of AMR and EmCare who are not affiliated with Onex. We also reimburse Onex Manager for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement, and reimburse Onex Manager for out-of-pocket expenses incurred in connection with our acquisition of AMR and EmCare. The management agreement has an initial term ending February 10, 2010, subject to automatic one-year renewals, unless terminated by either party by notice given at least 90 days prior to the scheduled expiration date.
Issuance of Shares
      The following table summarizes the purchases of our common stock by our directors, executive officers and holders who beneficially own more than 5% of our outstanding voting securities. The information in this table, as to the type and number of shares purchased, gives effect to the exchange of EMS L.P. partnership units for our common stock to be effected immediately prior to this offering and assumes the exchange of all LP exchangeable units for our class B common stock.

		Aggregate
	Number and	Purchase
Name	Type of Shares	Price	Date of Purchase

5% Holders
Onex Corporation	32,107,523 class B	$214,050,010	February 10, 2005
Onex Partners LP	17,226,723 class B	$114,844,820	February 10, 2005
Onex Partners LLC	11,106,924 class B	$74,046,160	February 10, 2005
Onex EMSC Co-Invest LP	2,844,855 class B	$18,965,700	February 28, 2005
Executive Officers
William A. Sanger	450,000 class A	$3,000,000	February 10, 2005
Don S. Harvey	75,000 class A	$500,000	February 10, 2005
Randel G. Owen	33,750 class A	$225,000	February 10, 2005
Dighton S. Packard, M.D.	33,750 class A	$225,000	February 10, 2005
Todd G. Zimmerman	18,750 class A	$125,000	February 10, 2005
Non-Officer Directors
Robert M. Le Blanc	56,107 class B	$373,981	February 10, 2005
Steven B. Epstein	37,500 class A	$250,000	April 22, 2005
James T. Kelly	112,500 class A	$750,000	March 10, 2005
Michael L. Smith	37,500 class A	$250,000	June 30, 2005
Employment Agreements and Indemnification Agreements
      We have an employment agreement and an option agreement with Mr. Sanger, our Chairman and Chief Executive Officer, and with certain of our other senior executives. For a description, see “Management — Employment Agreements.”

Our Reorganization and Capital Structure
      In connection with the Company’s proposed initial public offering, the Company and EMS L.P. will take the following steps immediately prior to the completion of the offering:

•	The Company will amend and restate its certificate of incorporation, and its authorized capital stock will include 100,000,000 shares of class A common stock, $.01 par value, 40,000,000 shares of class B common stock, $.01 par value, and one share of class B special voting stock, $.01 par value.

•	The holders of the capital stock of the sole general partner of EMS L.P. will contribute that capital stock to the Company in exchange for shares of class B common stock, the general partner will be merged into the Company and the Company will become the general partner of EMS L.P.

•	The holders of class B units of EMS L.P. will contribute their units to the Company in exchange for shares of class A common stock, and the holders of certain class A units of EMS L.P. will contribute their units to the Company in exchange for shares of class B common stock.

•	The balance of the class A units of EMS L.P., which are held by certain of the Company’s affiliates, will continue to be held by those persons and will be designated “LP exchangeable units”.

•	The Company will issue the one share of class B special voting stock to Onex Corporation, as trustee, to hold for the benefit of the holders of the LP exchangeable units.
      As a result of this reorganization, EMS L.P. will become a subsidiary of the Company, and the Company will treat EMS L.P. as a consolidated subsidiary for financial reporting purposes. The Company will then have outstanding three classes of capital stock: class A common stock, class B common stock and class B special voting stock. EMS L.P. will have outstanding LP exchangeable units, held by certain affiliates of the Company, and other partnership units held by the Company, as the general partner and as a limited partner. At the completion of the offering, the LP exchangeable units will represent approximately 78% of the equity interests in EMS L.P. and the Company will hold approximately 22% of the equity interests in EMS L.P. The LP exchangeable units will be exchangeable at any time, at the option of the holder, for shares of class B common stock on a one-for-one basis.
      The Company’s shares of class A common stock and class B common stock will be identical except with respect to voting rights and except that each share of class B common stock may be converted into a share of class A common stock at any time at the option of the holder. On every matter properly submitted to stockholders for their vote, each share of class A common stock will be entitled to one vote per share and each share of class B common stock will be entitled to ten votes per share, reducing to one vote per share under certain limited circumstances. The one share of class B special voting stock will be entitled to a number of votes equal to the number of votes that could be cast if all of the then outstanding LP exchangeable units were exchanged for class B common stock.
      Each of the LP exchangeable units will be a security of EMS L.P. that, taking into account the following ancillary rights, are substantially equivalent economically to a share of class B common stock:

•	the right to exchange those units, at the holder’s option, for shares of class B common stock on a one-for-one basis,

•	the right to receive distributions, on a per unit basis, in amounts (or property in the case of non-cash dividends) which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the class B common stock (or dividends that would be required to be declared if class B common stock were outstanding),

•	the right to vote, through the trustee holder of the class B special voting stock, at all stockholder meetings at which holders of the class B common stock or class B special voting stock are entitled to vote, and

•	the right to participate on a pro rata basis with the class B common stock in the distribution of assets of the Company, upon specified events relating to the voluntary or involuntary liquidation, dissolution,

F-74

winding up or other distribution of the assets through the mandatory exchange of LP exchangeable units for shares of class B common stock.

      In the EMS L.P. partnership agreement, the Company has agreed to maintain the economic equivalency of the LP exchangeable units and the class B common stock, and the holders of the LP exchangeable units have no general voting rights. The LP exchangeable units, when considered with the class B special voting stock, have the same rights, privileges and characteristics of the Company’s class B common stock. The LP exchangeable units are intended to be economically equivalent to the class B common stock of the Company in that the LP exchangeable units carry the right to vote (by virtue of the class B special voting stock) with the holders of class B common stock as if one class, and entitle holders to receive distributions only if the equivalent dividends are declared on the Company’s class B common stock. Accordingly, the Company will account for the LP exchangeable units as if the LP exchangeable units were shares of its common stock, including reporting the LP exchangeable units in the equity section of the Company’s balance sheet and including the number of outstanding LP exchangeable units in both its basic and diluted earnings per share calculations.

F-75

      Immediately prior to this offering, our structure and ownership is as follows:

*	The stock of AMR and EmCare is held through 100% wholly-owned subsidiaries.

6

      Upon completion of this offering, our structure and ownership will be as follows:

*	The stock of AMR and EmCare is held through 100% wholly-owned subsidiaries.

**	The Onex entities will hold 30 shares of class B common stock and will have the benefit of one share of class B special voting stock.

***	Holders have consent rights under certain limited circumstances with respect to changes in the rights attributable to LP exchangeable units. See “Limited Partnership Agreement of Emergency Medical Services L.P. — Limited Consent Right.”
      Following this offering, we will have the following securities outstanding:

•	8,948,325 shares of class A common stock,

•	142,545 shares of class B common stock,

•	one share of class B special voting stock, and

•	32,107,500 LP exchangeable units of EMS L.P.

7

      At any time at the option of the holder:

•	each LP exchangeable unit is exchangeable into one share of class B common stock, and

•	each share of class B common stock is convertible into one share of class A common stock.
      Our securities are entitled to vote on all matters subject to a vote of holders of common stock, voting together as a single class, as follows:

•	class A common stock is entitled to one vote per share,

•	class B common stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances), and

•	one share of class B special voting stock, held for the benefit of the holders of LP exchangeable units, is entitled to a number of votes equal to the number of votes that could be cast if all the then outstanding LP exchangeable units were exchanged for class B common stock.
The holders of the LP exchangeable units may therefore exercise voting rights with respect to Emergency Medical Services as though they held the same number of shares of our class B common stock.

8